EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-184109-01 and 333-203840-01 on Form S-8 of Ashland Global Holdings Inc. of our report dated June 18, 2019, with respect to the statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the International Specialty Products Inc. 401(k) Plan.

/S/ Blue and Co

Lexington, Kentucky

June 18, 2019